UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
COGNEX CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock
par value $.002 per share

(Title of Class of Securities)
192422103

(CUSIP Number of Class of Securities of Underlying Common Stock)
Robert J. Shillman
Chief Executive Officer, President and Chairman of the Board of Directors
Cognex Corporation
One Vision Drive
Natick, Massachusetts 01760
(508) 650-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Anthony J. Medaglia, Jr., Esq.
Goodwin Procter LLP
53 State Street
Boston, Massachusetts 02109
(617) 570-1000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$9,638,779	$537.84
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,253,307 shares of Common Stock of Cognex Corporation will be purchased pursuant to this offer for an aggregate cash value of $9,638,779. The actual transaction value will be based on the number of options tendered, if any, which may result in a lower aggregate amount.

**	$55.80 per $1,000,000 of the aggregate offering amount pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory No. 5 for fiscal year 2009.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $537.84 Form or Registration Number: Schedule TO-I	Filing Party: Cognex Corporation Date Filed: November 16, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☑

SCHEDULE TO
(Amendment No. 1)
     This Amendment No. 1 to Schedule TO is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on November 16, 2009, in connection with the offer by Cognex Corporation (the “Company”) to purchase currently outstanding options having an exercise price equal to or greater than $23.00 per share and granted under the Company’s 2007 Stock Option and Incentive Plan, 1998 Stock Incentive Plan, as amended and 1998 Non-Employee Director Stock Option Plan, as amended (the “Offer”). This Amendment No. 1 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged.
Item 4. Terms of the Transaction.
     Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:
     The Offer expired at 5:00 p.m., Eastern Time, on Tuesday, December 15, 2009. Pursuant to the Offer to Purchase, Eligible Options (as defined in the Offer to Purchase) to purchase an aggregate of 4,900,694 shares of the Company’s common stock were validly tendered and not withdrawn, and the Company has accepted for repurchase all such Eligible Options. Each Eligible Participant (as defined in the Offer to Purchase) who validly tendered Eligible Options pursuant to the Offer to Purchase will receive a cash payment that ranges from $0.05 to $3.42 for Eligible Options with exercise prices between $23.110 and $59.688 per share in accordance with Schedule A to the Offer to Purchase, in each case less applicable tax withholdings. The Company will promptly make such cash payments in the aggregate amount of $9,158,425.53.

SCHEDULE TO
(Amendment No. 1)
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 17, 2009

COGNEX CORPORATION
By:	/s/ Richard A. Morin
Richard A. Morin
Executive Vice President of Finance and Administration, and Chief Financial Officer